Exhibit 99.1

POET Technologies to Present at the 2020 LD Micro Virtual Conference

LOS ANGELES, CA / ACCESSWIRE / March 2, 2020 / POET Technologies, Inc. (OTCQX: POETF; TSX Venture: PTK) the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets today announced the Company will be presenting at the third annual LD Micro Virtual Conference on Wednesday, March 4 at 2:00PM PST / 5:00PM EST. Thomas Mika, Executive Vice President & Chief Financial Officer will be giving the presentation and answering questions from investors.

You can access the live presentation at the following link: https://www.webcaster4.com/Webcast/Page/2019/33427

To register for the event and receive updates, https://www.webcaster4.com/Webcast/Page/2019/33427

“With this event, POET intends to launch a renewed investor communications program. We have demonstrated the viability of our Optical Interposer, strengthened our balance sheet with the sale of our DenseLight subsidiary, and begun staffing with veterans from the photonics industry to design and develop products in conjunction with major customers and partners,” stated Thomas Mika, EVP & CFO of POET. “We believe that we are at a major inflection point in the Company’s recent history and I look forward to presenting on Wednesday.”

“We are delighted to be hosting our third virtual event in order to showcase some of the truly unique names in micro-cap” stated Chris Lahiji, President of LD Micro. “There are many people and companies who are unable to attend our live events, due to any number of reasons, so we are happy to offer an additional way for companies to present to investors without taking a lot of time out of their day-to-day operations. While virtual events will never replace the experience of sitting in the same room as other humans, it is a great format for updating the investor community and getting increased exposure."

The conference will be held via webcast and will feature over 40 companies in the small / micro-cap space.

View POET Technologies, Inc. profile here: http://www.ldmicro.com/profile/PTK.V

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About POET Technologies, Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into an event platform hosting several influential conferences annually (Invitational, Summit, and Main Event).

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and microcap universe.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Source: POET Technologies via LD Micro

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to receiving payments in connection with its sale of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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